SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)
 (Final Filing)

PremiumWear, Inc.
----------------------------------
(NAME OF ISSUER)


Common Stock,  $0.01 Par Value
----------------------------------
(TITLE OF CLASS OF SECURITIES)


626320204
----------------------------------
(CUSIP NUMBER)


Robert C. Amenta
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 19, 1997

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [  ]

 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc.  31-1089398

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    [  ]
                                                           (b)    [  ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS*

          Inapplicable - Investment Advisor

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                              [  ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

 7.   SOLE VOTING POWER

          115,000

 8.   SHARED VOTING POWER

          - 0 -

 9.   SOLE DISPOSITIVE POWER

          115,000

10.   SHARED DISPOSITIVE POWER

          - 0 -

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         115,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                          [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.96%

14.   TYPE OF REPORTING PERSON*

          IA, CO

          This Amendment No. 5 to Schedule 13-D is filed by Pacholder Associates, Inc. ("PAI") to amend and update its Schedule 13-D dated January 10, 1996 (as amended March 28,l996, September 27, 1996,
July 23, 1997 and October 3, 1997) relative to the Common Stock $0.01 par value of PremiumWear, Inc. (fka Munsingwear, Inc.). Items not included in this Amendment are either not amended or not applicable.

Item 4.    Purpose of Transaction

           Item 4 is hereby amended in its entirety.

           On November 19, 1997, PAI sold 135,000 common shares of PremiumWear, Inc. As a result of this transaction, PAI is the beneficial owner of securities representing less than 5% of the outstanding shares of the Company. As a result, PAI is no longer required to file Schedule 13-D's relating to this investment.

Item 5.   Interest in Securities of the Issuer

          115,000 shares

SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Pacholder Associates, Inc.


                                      November 19, 1997
                                      Date


                                      /s/ Robert C. Amenta
                                      Signature


                                      Senior Vice President
                                      Title


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